EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor								Successor
	Fiscal year ended
	August 26, 2000		August 25, 2001	August 31, 2002	August 30, 2003		The period from August 31, 2003 to March 25, 2004	Three months ended November 29, 2003	The period from March 26, 2004 to August 28, 2004		Three months ended November 27, 2004
			(as restated)
	(dollars in thousands)
Net income (loss) before income taxes	$6,801		$(3,929)	$(6,713)	$10,898		$(4,583)	$(1,557)	$10,925		$(5,755)
Fixed charges (1):
Interest charges	$15,691		$22,846	$26,026	$28,940		$16,455	$6,981	$10,257		$6,118
Interest portion of lease expense	$309		$735	$833	$983		$626	$321	$352		$250
Total fixed charges	$16,000		$23,581	$26,859	$29,923		$17,081	$7,302	$10,609		$6,368
Net income from operations before income taxes and fixed charges	$22,801		$19,652	$20,146	$40,821		$12,498	$5,745	$21,534		$613
Ratio of earnings to fixed charges (2)	1.43	x	—	—	1.36	x	—	—	2.03	x	—

(1)	During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)	For purposes of computing this ration, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $3.9 million, $6.7 million, $4.6 million, $1.6 million and $5.8 million for the fiscal years ended August 25, 2001 and August 31, 2002, for the period from August 31, 2003 to March 25, 2004, and for the three months ended November 29, 2003 and November 27, 2004, respectively.